UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.  5)(1)

Charles River Associates Incorporated

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

159852-10-2

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159852-10-2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Burrows

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 270,781

	6.	Shared Voting Power 39,000

	7.	Sole Dispositive Power 270,781

	8.	Shared Dispositive Power 39,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,781 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Charles River Associates Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 200 Clarendon Street, T-33 Boston, MA 02116-5092

Item 2.
	(a)	Name of Person Filing James C. Burrows
	(b)	Address of Principal Business Office or, if none, Residence 200 Clarendon Street, T-33 Boston, MA 02116-5092
	(c)	Citizenship U.S.A.
	(d)	Title of Class of Securities Common Stock, no par value per share
	(e)	CUSIP Number 159852-10-2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 309,781 shares.
(b) Percent of class: 3.0%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 270,781.
(ii) Shared power to vote or to direct the vote 39,000.
(iii) Sole power to dispose or to direct the disposition of 270,781.
(iv) Shared power to dispose or to direct the disposition of 39,000.

Shares for which Dr. Burrows reports sole voting power and sole dispositive power include 33,250 shares subject to stock options exercisable within 60 days of this filing.

Shares for which Dr. Burrows reports shared voting power and shared dispositive power represent 39,000 shares held by the James C. Burrows Irrevocable Trust 1998, Art. Second for the benefit of certain members of his immediate family.  Dr. Burrows may be deemed to share voting and dispositive power with respect to these shares.  Dr. Burrows disclaims ownership of the shares held by this trust.

The filing of this Schedule 13G shall not be construed as an admission that Dr. Burrows is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2004
Date
/s/ James C. Burrows
Signature
James C. Burrows
Name/Title